                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2003

                                       or

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                 For the transition period from ______ to ______

                        Commission file number 000-13818

       POPULAR, INC. RETIREMENT SAVINGS PLAN FOR PUERTO RICO SUBSIDIARIES

               (Full title of the Plan and address of the Plan, if
                 different from that of the issuer named below)

                                  POPULAR, INC.

                             209 MUNOZ RIVERA AVENUE
                           HATO REY, PUERTO RICO 00918

             (Name of issuer of the securities held pursuant to the
               plan and the address of principal executive office)

POPULAR, INC. RETIREMENT SAVINGS PLAN FOR
PUERTO RICO SUBSIDIARIES
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2003 AND 2002

POPULAR, INC. RETIREMENT SAVINGS PLAN FOR PUERTO RICO SUBSIDIARIES FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
INDEX

                                                                                                            PAGE(S)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM..................................................         1

FINANCIAL STATEMENTS

Statement of Net Assets Available for Benefits as of
December 31, 2003 and 2002...............................................................................         2

Statement of Changes in Net Assets Available for Benefits for the
Year ended December 31, 2003.............................................................................         3

Notes to Financial Statements............................................................................       4-8

SUPPLEMENTAL SCHEDULE*

Schedule I - Schedule of Assets (Held at End of Year)
 at December 31, 2003.....................................................................................        9

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of Popular, Inc. Retirement Savings Plan for Puerto Rico Subsidiaries

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Popular, Inc. Retirement Savings Plan for Puerto Rico Subsidiaries (the "Plan"), at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP
San Juan, Puerto Rico
June 18, 2004

POPULAR, INC. RETIREMENT SAVINGS PLAN FOR PUERTO RICO SUBSIDIARIES STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

                                                   2003          2002
ASSETS
  Investments, at fair value                    $46,768,704   $32,636,820
  Receivables
    Contribution receivable                         154,223             -
    Profit sharing contribution receivable        2,861,942     2,188,186
    Dividend and interest receivable                129,221       125,636
                                                -----------   -----------
                                                 49,914,090    34,950,642
  Cash and cash equivalents                          55,275       131,441
                                                -----------   -----------
Net assets available for benefits               $49,969,365   $35,082,083
                                                ===========   ===========

   The accompanying notes are an integral part of these financial statements.

POPULAR, INC. RETIREMENT SAVINGS PLAN FOR PUERTO RICO SUBSIDIARIES STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003

Additions to net assets
  Investment income
    Net appreciation in fair value of investments             $   8,114,368
    Interest and dividends                                          699,971
                                                              -------------
    Total investment income                                       8,814,339
                                                              -------------
  Contributions
    Employer                                                      4,826,583
    Participants                                                  3,296,856
    Rollovers from other qualified plans                            222,284
                                                              -------------
    Total contributions                                           8,345,723
                                                              -------------
    Total additions                                              17,160,062
  Deductions from net assets
    Benefits and withdrawals paid to participants                 2,272,780
                                                              -------------
  Net increase                                                   14,887,282
  Net assets available for benefits
    Beginning of year                                            35,082,083
                                                              -------------
    End of year                                               $  49,969,365
                                                              =============

   The accompanying notes are an integral part of these financial statements.

POPULAR, INC. RETIREMENT SAVINGS PLAN FOR PUERTO RICO SUBSIDIARIES NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

1.    DESCRIPTION OF PLAN

      The following description of the Popular, Inc. Retirement Savings Plan for Puerto Rico Subsidiaries (the "Plan"), provides only general information. Participants should refer to the Plan agreement for a more complete description of its provisions.

      GENERAL

      The Plan is a defined contribution plan covering substantially all employees of the Puerto Rico subsidiaries of Popular Inc., except Banco Popular de Puerto Rico (the "Companies") who have three months of service, are at least eighteen years old and are residents of the Commonwealth of Puerto Rico. The Plan was created for the purpose of providing retirement benefits to employees and to encourage and assist them in adopting a regular savings plan that qualifies under the applicable laws of the Commonwealth of Puerto Rico. The Plan is subject to the provisions of Employee Retirement Income Security Act of 1974 ("ERISA").

      CONTRIBUTIONS

      Plan participants may authorize the Company to make pre-tax and after-tax payroll deductions ranging from 1% to 10% of their monthly compensation, as defined. At no time may participant pre-tax contributions exceed the lesser of 10% of the participant's annual compensation, as defined, or $8,000.

      The Companies match participant's pre-tax contributions at the rate of 50 cents for each dollar saved as follows:

                                                   ON THE FIRST PERCENTAGE
       SUBSIDIARY                               OF PARTICIPANT'S COMPENSATION
Popular Insurance, Inc.                                      6%
Popular Mortgage, Inc.                                       6%
Levitt Mortgage Corporation                                  6%
EVERTEC, INC. (formerly GM Group, Inc.)                      6%
Popular Finance, Inc.                                        5%
Popular Auto, Inc.                                           8%
Popular Securities, Inc.                                    10%

      In addition, each Company may make other discretionary contributions to its own employees out of its net profits in such amounts as each Company's Board of Directors may determine.

      PARTICIPANT ACCOUNTS

      Each participant account is credited with its contribution and allocation of (a) its own Company matching and profit sharing contribution, and (b) plan earnings.

POPULAR, INC. RETIREMENT SAVINGS PLAN FOR PUERTO RICO SUBSIDIARIES NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

      Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      VESTING

      Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Companies matching and discretionary contributions plus actual earnings thereon is based on years of service. The Companies contributions vest in accordance with the following schedule:

YEARS OF SERVICE        VESTING %
  Less than 1               0
   At least 1              20
   At least 2              40
   At least 3              60
   At least 4              80
   At least 5             100

      PAYMENT OF BENEFITS

      Plan participants are permitted to make withdrawals from the Plan, subject to provisions in the Plan agreement and only from after-tax contributions. If a participant suffers financial hardship, as defined in the Plan agreement, the participant may request a withdrawal from his or her contributions. Upon termination of service due to disability, retirement or other reasons, a participant may elect to receive either a lump sum distribution in cash, shares of Popular, Inc. common stock, if applicable, or a combination of both. In the case of participant termination because of death, the entire vested amount is paid to the person or persons legally entitled thereto.

      PLAN EXPENSES AND ADMINISTRATION

      The Companies are responsible for the general administration of the Plan and for carrying out the provisions thereof.

      Contributions are held and managed by a trustee appointed by the Boards of Directors of the Companies, which invests cash received, interest and dividend income and makes distributions to participants. Banco Popular de Puerto Rico is the trustee and recordkeeper of the Plan. Banco Santander de Puerto Rico is the trustee for the investment in Popular, Inc. common stock. All expenses of the Plan are borne by the Companies.

POPULAR, INC. RETIREMENT SAVINGS PLAN FOR PUERTO RICO SUBSIDIARIES NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING

      The Plan's financial statements are prepared on the accrual basis of accounting.

      USE OF ESTIMATES

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      INVESTMENT VALUATION AND INCOME RECOGNITION

      Plan investments are presented at fair value. Shares of registered investment companies are presented at quoted market prices which represent the net asset value of shares held by the Plan at the reporting date. Popular, Inc.'s common stock is valued at its quoted market price. The plan presents in the statement of changes in assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on them.

      Purchases and sales of securities are recorded on the trade date basis. Dividends and interest earned are recorded under the accrual basis and credited to each participant's account, as defined.

      CONTRIBUTIONS

      Employee and employer matching contributions are recorded in the period in which the Companies makes the payroll deductions from the participants earnings.

      TRANSFER OF ASSETS TO OTHER PLANS

      Terminated employees or retirees may elect to transfer their savings to other plans qualified by the Puerto Rico Department of the Treasury.

      PAYMENT OF BENEFITS

      Benefits are recorded when paid.

POPULAR, INC. RETIREMENT SAVINGS PLAN FOR PUERTO RICO SUBSIDIARIES NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

3.    INVESTMENTS

      The following table presents the Plan's investments that represent five percent or more of the Plan's assets at December 31:

                                                2003                                  2002
                                   # OF SHARES           VALUE           # OF SHARES           VALUE
Mutual Funds
  Vanguard 500 Index Fund       $      24,861.229   $     2,552,502                   *                 *
  Federated Government
    Obligations Fund               12,242,373.058   $    12,242,373       9,351,493.057   $     9,351,493

Common stock
  Popular, Inc. **                    479,777.816   $    21,518,035         442,234.590   $    14,947,529

* Investment does not exceed 5% or more of the Plan assets at December 31, 2002 ** Party-in-interest

      During 2003, the Plan's investments (including gains and losses on investments bought and sold) appreciated in value as follows:

Mutual funds                    $       2,982,162
Common stock                            5,132,206
                                -----------------
                                $       8,114,368
                                =================

4.    PLAN TERMINATION

      Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, the interest of each participant in the Plan shall be fully vested and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

5.    TAX STATUS

      The Plan obtained a favorable determination letter from the Department of Treasury of the Commonwealth of Puerto Rico. The letter dated January 29, 2002 indicates that the Plan is designed in accordance with the applicable income tax law and is, therefore, exempt from income taxes. The Plan has been amended since receiving the determination letter. The Plan Administrator, based on the Plan's tax counsel's advice, however, believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the income tax law. Therefore, no provision for income taxes has been included in the Plan's financial statements.

POPULAR, INC. RETIREMENT SAVINGS PLAN FOR PUERTO RICO SUBSIDIARIES NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

6.    PROFIT SHARING CONTRIBUTION RECEIVABLE

      The Boards of Directors of the Companies approved profit sharing contributions amounting to $2,906,672 in the aggregate based on their 2003 subsidiaries profits. The Companies used forfeitures amounting to $44,730 to reduce its profit sharing contributions. These forfeitures were allocated to participants in 2004. The amount recorded as a receivable in the accompanying financial statements was subsequently collected in 2004.

7.    RISKS AND UNCERTAINTIES

      The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes these factors in the near term would materially affect the amounts reported in the statement of assets available for benefits and the statement of changes in assets available for benefits.

                                                           SUPPLEMENTAL SCHEDULE
                                                                      SCHEDULE I

POPULAR, INC. RETIREMENT SAVINGS PLAN FOR
PUERTO RICO SUBSIDIARIES
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2003
(SCHEDULE H, PART IV, LINE 4i ON FORM 5500)

                                                      DESCRIPTION OF                  CURRENT
           IDENTITY OF ISSUE                            INVESTMENT                     VALUE
Aim Basic Value Fund                        Mutual Fund - 37,732.883 Units        $     1,103,309

American Century Ultra Fund                 Mutual Fund - 30,144.675 Units                803,356

Dreyfus Emerging Leaders Fund               Mutual Fund - 61,813.150 Units              2,393,405

Federated Government Obligations Fund       Mutual Fund - 12,242,373.058 Units         12,242,373

Fidelity Advisor Mid Cap Fund               Mutual Fund - 58,924.623 Units              1,320,501

Fidelity Advisor Equity Growth Fund         Mutual Fund - 311.992 Units                    14,517

MFS Capital Opportunities Fund              Mutual Fund - 7,644.546 Units                  90,970

MFS Massachusetts Investors Growth Stock    Mutual Fund - 18,739.052 Units                212,126

MFS Research International A Equity Fund    Mutual Fund - 13,955.861 Units                192,033

Oppenheimer Global Fund                     Mutual Fund - 4,778.831 Units                 246,110

Pimco Total Return                          Mutual Fund - 59,175.322 Units                633,768

Scudder International Equity                Mutual Fund - 9.472 Units                         189

State Street Research Aurora Fund           Mutual Fund - 31,005.848 Units              1,197,136

Vanguard Long Term Treasury Fund            Mutual Fund - 63,200.616 Units                718,591

Vanguard 500 Index Fund                     Mutual Fund - 24,861.229 Units              2,552,502

Van Kampen Common Stock Fund                Mutual Fund - 95,911.170 Units              1,529,783

Popular, Inc. *                             Common Stock - 479,777.816 Shares          21,518,035

                                                                                  ---------------
                                                                                  $    46,768,704
                                                                                  ===============

* Party in-interest

                                    SIGNATURE

      Pursuant to the requirement of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           POPULAR, INC. RETIREMENT SAVINGS PLAN
                                               FOR PUERTO RICO SUBSIDIARIES
                                           -------------------------------------
                                                      (Name of Plan)

                                           By: /s/ Vilma De La Torriente
                                              ----------------------------------
                                                   Vilma De La Torriente
                                                   Authorized Representative

Dated: June 28, 2004